Teva to Report Third Quarter 2017 Financial Results on November 2, 2017

Jerusalem, October 10, 2017 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that it will release its third quarter 2017 financial results on Thursday, November 2, 2017 at 7:00 a.m. ET.

Teva will host a conference call and live webcast on the same day, at 8:00 a.m. ET to discuss its third quarter 2017 results and overall business environment. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-869-2321; Canada 1-866-766-8269 or International +44(0) 203 0095710; passcode: 91932782. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva’s website at: www.ir.tevapharm.com Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until November 30, 2017, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 91932782.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.